Exhibit 99.1

JCP Investment Partnership, LP
1177 West Loop South, Suite 1650
Houston, Texas  77027
713.201.6910

May 31, 2012

Rodney Smith, Chairman and CEO
Ashley Smith, Vice-President
Smith-Midland Corporation
5119 Catlett Road, P.O. Box 300
Midland, Virginia 22728

Dear Rodney and Ashley:

JCP Investment Partnership, LP (“JCP”) is a small investment partnership that primarily invests in undervalued companies.  We currently own approximately 6.3% of the outstanding stock of Smith-Midland Corporation (“Smith-Midland” or the “Company”).  We are writing to you to express our deep disappointment in the management team, Board of Directors of Smith-Midland (the “Board”) and the deteriorating fundamentals of the Company.  In our view, the nature and economics of the Company’s business are favorable and we hope and expect that Smith-Midland will participate in the increasingly positive economic environment over the next several years.  Unfortunately, this is where the good news stops. We firmly believe that in order to do so Smith-Midland must make certain significant and important changes to its leadership structure and strategic direction.

In our view, Smith-Midland is deeply undervalued.  Simply put, the Net Working Capital plus the value of the royalty stream is worth substantially more than the value at which the Company trades today.  We are also seriously concerned with the recent losses sustained by Smith-Midland.  In its annual report on Form 10-K for the year ended December 31, 2011, Smith-Midland reported that “overall, the Company’s financial performance decreased substantially in 2011 as compared to 2010. The Company had a net loss in 2011 in the amount of $351,680 as compared to net income of $2,410,811 for 2010, or a decrease of $2,762,491 or 115%.”  Furthermore, Smith-Midland is continuing to lose money in 2012.  The Company recently reported that it incurred a net loss of $127,375 for the first quarter of 2012.

We firmly believe that it is critical at such a time when Smith-Midland is losing money, that the Company is open to accepting constructive input from its shareholders and is particularly sensitive to the need to timely and fully inform Smith-Midland’s investors of the current financial condition and future strategic direction of the Company.  Thus, it is puzzling to us that the Company has been late in reporting its financial results in two consecutive periodic filings.  While we understand that unforeseen events occur, missing two consecutive filings is unacceptable.  This makes us question the lack of formal company controls around the disbursement of financial statements and the Company’s disregard to keeping its shareholders abreast of the financial state of the business.  Based on our experience, this appears to be emblematic of the Company’s practices.  Following an initial conversation with Ashley in 2011, we have placed several phone calls, of which only one was returned.  We find it unacceptable that the Company should refuse so bluntly to engage with its shareholders.

We also believe that given Smith-Midland’s significant underperformance, it is vital that the Company’s management team is subject to rigorous and independent oversight by the Board to ensure that management is held accountable for the current financial losses of the Company and is addressing the issues that Smith-Midland is facing by devising a strategic plan that would create value for shareholders going forward. Therefore, we are concerned that the Board is composed of only four members, of which only one is independent.  We are also concerned that the Company has a shareholder rights plan in place, which we fear is intended to block the ability of larger shareholders to have a say in the policies of the Company.  We consider it imperative that Smith-Midland should have a Board that protects the interests of shareholders rather than management and that the Company has corporate governance practices that do not disenfranchise its shareholders of their rights.  This is particularly important since it is our firm belief that Smith-Midland should immediately commence a process of reviewing all its strategic alternatives to unlock value for shareholders, including the sale of the Company.

In light of the issues we have highlighted above, we urge Smith-Midland to immediately take the appropriate steps to implement the following:

•
Increase the size of the Board from four (4) to six (6) members and add two (2) independent directors, preferably with significant stakes in the Company to ensure that their interests are aligned with the shareholders of Smith-Midland.

•	Remove the shareholder rights plan, which is shareholder unfriendly and unhelpful in creating shareholder value.

•	Commence a process of reviewing all strategic options available to Smith-Midland, including the sale of the Company.

Our concerns outlined in this letter are urgent and action must be taken immediately. Accordingly, we would expect to hear from you before June 22, 2012 or a full week from receiving this letter.  We believe this timeframe provides you sufficient time to respond to the issues we have raised.  Our expectation and preference is to commence a constructive dialogue with you privately.  However, if you do not engage with us in an expedient manner or if discussions are not productive, we are prepared to make our concerns and views public and to launch a more formal process of seeking change at Smith-Midland.  My phone number is in my filing and I can always be reached there, anytime.  Look forward to hearing from you.

Sincerely,

/s/ James Pappas

James Pappas
Managing Member